

March 27, 2024

Theresa Shaw
Chief Accounting Officer
Ameren Corporation
1901 Chouteau Avenue
St. Louis, Missouri 63103

      Re: Ameren Corporation
          Form 10-K for the Fiscal Year ended December 31, 2023
          Filed February 29, 2024
          File No. 001-14756

Dear Theresa Shaw:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Margins, page 46

1.   We note that you present measures of electric margins and natural gas margins beginning on page 46, which appear to exclude certain amounts that would be attributable to cost of revenues and reflected in measures of gross margin in accordance with GAAP, such as operations and maintenance expense and depreciation and amortization.

      Therefore, it appears that your measures of electric margins and natural gas margins should be identified as non-GAAP measures and that you should adhere to the requirements in Item 10(e) of Regulation S-K. For example, it appears that electric gross margin and natural gas gross margin, each reflecting all costs and expenses applicable to revenues, would be identified as the most directly comparable GAAP measures in providing the disclosures required by Item 10(e)(1)(i)(A) and (B) of Regulation S-K.

You should include analyses of the changes in these most directly comparable GAAP measures, similar to those provided for changes in your non-GAAP measures of the electric margins and natural gas margins. Please refer to the answers to Questions 100.05 and 102.10(a) and (b) of our C&DI's pertaining to Non-GAAP measures if you require further clarification. You may view this guidance at the following website address: https://www.sec.gov/corpfin/non-gaap-financial-measures.htm

Please submit the revisions that you propose to address these concerns.

Financial Statements and Supplementary Data
Note 11 - Stock-Based Compensation, page 142

2. We understand from your disclosures on pages 143 and 144 that you have dividend equivalents related to the performance share and restricted stock units, and that employees are entitled to receive common shares based on accumulated dividends upon vesting.

Please explain to us how you considered and applied the guidance for participating securities in FASB ASC 260-10-45-59A through 70, in computing earnings per share and formulating the disclosures made pursuant to FASB ASC 260-10-50-1.

Please include any numerical details and analyses of the terms that are necessary to support the conclusions that you have made relative to this guidance.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Robert Babula at 202-551-3339 or Lily Dang at 202-551-3867 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation